Raytech Holding Limited

May 1, 2024

VIA EMAIL

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Raytech Holding Limited Amendment No. 6 to Form F-1 Filed April 26, 2024 File No. 333-275197

Ladies and Gentlemen:

This letter is in response to the letter dated April 29, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Raytech Holding Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment 6 to Form F-1

General

1.	Please update your compensation disclosure to reflect the fiscal year ended March 31, 2024. Refer to Item 4 of Form 1-A and Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we revised the disclosure on page 108 of the Amended Registration Statement.

2.	Please update your disclosure as appropriate to reflect any recent developments that materially impact your business, financial condition, and/or results of operations.

Response: In response to the Staff’s comment, we revised the disclosures on pages 99, 104, 108, 110, 111 and 123 of the Amended Registration Statement.

Exhibit 23.1, page 1

3.	We note that the consent references the audit report in amendment 6 to Form F-1. As amendment 6 does is an exhibits only amendment and therefore, does not include the audit report to which the consent refers, please revise. As an alternative, consider referring only to the audit report in the F-1 filing rather than to a specific amendment.

Response: We respectfully advise the Staff that the Amended Registration Statement we are filing is a full F-1 amendment. An updated auditor consent has been exhibited as Exhibit 23.1, which references the audit report in the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

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Very truly yours,

By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP